UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Chindata Group Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

16955F107**

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

The CUSIP number of 16955F107 applies to the American depositary shares (“ADSs”) of Chindata Group Holdings Limited, a Cayman Islands company (the “Company”). Each ADS represents two Class A ordinary shares, par value US$0.00001 per share (the “Class A Ordinary Shares”) of the Company.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16955F107	13D

1	NAMES OF REPORTING PERSONS. BCPE Bridge Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) PN

CUSIP No. 16955F107	13D

1	NAMES OF REPORTING PERSONS. BCPE Stack Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) PN

CUSIP No. 16955F107	13D

1	NAMES OF REPORTING PERSONS. Bridge Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) PN

CUSIP No. 16955F107	13D

1	NAMES OF REPORTING PERSONS. BCPE Stack ESOP Holdco Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP No. 16955F107	13D

1	NAMES OF REPORTING PERSONS. Bain Capital Distressed and Special Situations 2016 (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) PN

CUSIP No. 16955F107	13D

1	NAMES OF REPORTING PERSONS. Bain Capital Distressed and Special Situations 2016 (B Master), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) PN

CUSIP No. 16955F107	13D

1	NAMES OF REPORTING PERSONS. Bain Capital Credit Managed Account (Blanco), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) PN

CUSIP No. 16955F107	13D

1	NAMES OF REPORTING PERSONS. Bain Capital Distressed and Special Situations 2016 (F), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) PN

CUSIP No. 16955F107	13D

1	NAMES OF REPORTING PERSONS. BCC SSA I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP No. 16955F107	13D

1	NAMES OF REPORTING PERSONS. Bain Capital Distressed and Special Situations 2016 (EU Master), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) PN

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed to amend and supplement the Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on August 17, 2023 (the “Original Schedule 13D”), with respect to Chindata Group Holdings Limited (the “Issuer”). Except as specifically amended and supplemented by this Amendment No. 1, the Original Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

On December 18, 2023, the Issuer and the Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of December 18, 2023, pursuant to which the Merger became effective on December 18, 2023 (the “Effective Time”). As a result of the Merger, the Issuer became a wholly owned subsidiary of Parent.

At the Effective Time, (a) each Ordinary Share issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive US$4.30 per Ordinary Share in cash without interest and net of any applicable withholding taxes, less certain fees to the ADS Depositary in the case of ADSs (the “Merger Consideration”), except for (i) the Rollover Shares, (ii) Ordinary Shares held by Parent, Merger Sub, the Company or any of their subsidiaries, (iii) Ordinary Shares reserved for issuance and allocation pursuant to the Company Share Plan (the Ordinary Shares described in clauses (i) through (iii), the “Excluded Shares”), and (iv) the Dissenting Shares, (b) the Excluded Shares, including the Rollover Shares, were cancelled without payment of any consideration from the Company therefor and the Rollover Shareholders received newly issued shares of Topco pursuant to the terms and subject to the conditions set forth in the applicable Support Agreement, (c) the Dissenting Shares were cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the CICA, (d) each outstanding vested Company Option was cancelled and converted into the right to receive an amount in cash equal to (i) the excess of the Merger Consideration over the per share exercise price of such vested Company Option, multiplied by (ii) the number of Ordinary Shares underlying such vested Company Option, and (e) each unvested Company Option was cancelled in exchange for the right to receive an employee incentive award to replace such unvested Company Option, pursuant to terms and conditions to be determined by Topco.

As a result of the Merger, the ADSs ceased to trade on the NASDAQ Global Select Market (the “NASDAQ”) on December 18, 2023 and became eligible for delisting from the NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. The Issuer has requested the NASDAQ to file an application on Form 25 with the SEC notifying the SEC of the delisting of the ADSs on the NASDAQ and the deregistration of the Issuer’s registered securities. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC in approximately 10 days following the filing of the Form 25. The Issuer’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective. Accordingly, this Amendment No. 1 constitutes an exit filing for the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

As a result of the Merger, as described in Item 4 of this Amendment No. 1, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c)

Except as set forth in Item 4 of this Amendment No. 1 or previously reported in the Original Schedule 13D, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)	December 18, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 29, 2023, Merger Sub, Parent, Shanghai Pudong Development Bank Co., Ltd. Lujiazui Sub-Branch (上海浦东发展银行股份有限公司陆家嘴支行) and Industrial Bank Co., Ltd. Shanghai Branch (兴业银行股份有限公司上海分行), as original mandated lead arranger and underwriter (collectively, the “Lead Arranger”), and certain other parties thereto entered into a facilities agreement (the “Facilities Agreement”), pursuant to which the Lead Arranger will arrange senior term loan facilities of up to US$1.65 billion (or its equivalent in RMB), which, subject to the conditions set forth in the Facilities Agreement, will be used to fund in part the total amount of funds necessary to complete the Transactions and to settle the transaction costs associated with the Transactions.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Agreement Regarding the Joint Filing of Schedule 13D, dated August 16, 2023, by and among Reporting Persons, incorporated by reference to Exhibit A to Schedule 13D filed on August 17, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2023

BCPE BRIDGE CAYMAN, L.P.

By:	BCPE Bridge GP, LLC its general partner

By:	/s/ Zhongjue Drew Chen
Name: Zhongjue Drew Chen
Title: Manager

BCPE STACK HOLDINGS, L.P.

By:	BCPE Stack GP, LLC its general partner

By:	Bain Capital Investors, LLC
its managing member

By:	/s/ David Gross
Name: David Gross
Title: Partner

BRIDGE MANAGEMENT, L.P.

By:	BCPE Bridge GP, LLC its general partner

By:	/s/ Zhongjue Drew Chen
Name: Zhongjue Drew Chen
Title: Manager

BCPE STACK ESOP HOLDCO LIMITED

By:	/s/ David Gross
Name: David Gross
Title: Partner

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (A), L.P.

By:	Bain Capital Distressed and Special Situations 2016 Investors (A), L.P. its general partner

By:	Bain Capital Credit Member, LLC its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: Partner & General Counsel

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (B MASTER), L.P.

By:	Bain Capital Distressed and Special Situations 2016 Investors (B), L.P. its general partner

By:	Bain Capital Credit Member, LLC its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: Partner & General Counsel

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (EU MASTER), L.P.

By:	Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P. its general partner

By:	Bain Capital Credit Member III, S.à r.l. its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: Partner & General Counsel

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (F), L.P.

By:	Bain Capital Distressed and Special Situations 2016 Investors (F), L.P. its general partner

By:	Bain Capital Credit Member, LLC its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: Partner & General Counsel

BCC SSA I, LLC

By:	Bain Capital Special Situations Asia, L.P. its managing member

By:	Bain Capital Special Situations Asia Investors, LLC its general partner

By:	Bain Capital Credit Member II, Ltd. its manager

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: Partner & General Counsel

BAIN CAPITAL CREDIT MANAGED ACCOUNT (BLANCO), L.P.

By:	Bain Capital Credit Managed Account Investors (Blanco), LLC its general partner

By:	Bain Capital Credit Member, LLC its managing member

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: Partner & General Counsel